UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 001-31893

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 3120, Park Place, 666 Burrard Street, Vancouver, BC   V6C 2X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed “Julie A.S. Kemp”

Date:  January 5, 2010

By

JULIE A.S. KEMP
Corporate Secretary

*Print the name and title under the signature of the signing officer.

EXHIBITS

Exhibit Index for Form 6-K

1.0     Technical Report NI 43-101 Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project dated December 22, 2009  prepared for Aurizon Mines Ltd. by BBA Inc.

          1.1    Consents of Qualified Persons

          1.2    Technical Report Mineral Resource Estimation Joanna gold deposit November 2009 Update prepared for Aurizon Mines Ltd. dated

                  November 9, 2009 by SGS Geostat Ltd.